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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

PENSON WORLDWIDE, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
709600 10 0
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	709600 10 0

1	NAMES OF REPORTING PERSONS: Roger J. Engemoen, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		9,375

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,640,355

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,375

WITH:	8	SHARED DISPOSITIVE POWER:

		2,640,355

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,649,730

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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CUSIP No.	709600 10 0

1	NAMES OF REPORTING PERSONS: Engemoen Investments LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-2940779

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,640,355

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,640,355

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,640,355

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

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CUSIP No.	709600 10 0

1	NAMES OF REPORTING PERSONS: Engemoen Family Partnership Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-2940782

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		2,640,355

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,640,355

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,640,355

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Roger J. Engemoen, Jr., Engemoen Investments, LLC, a Texas limited liability company (“Investments”), and Engemoen Family Partnership Ltd., a Texas limited partnership (the “Partnership” collectively, together with Mr. Engemoen and Investments, the “Reporting Persons”).
     This Schedule 13G relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of Penson Worldwide, Inc., a Delaware corporation, owned by Mr. Engemoen and by the Partnership.

Item 1(a)	Name of Issuer.

Penson Worldwide, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

Item 2(a)	Name of Person Filing.

Roger J. Engemoen, Jr., Engemoen Investments and Engemoen Family Partnership

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

6805 North Capital of Texas Highway
Suite 350
Austin, Texas 78731

Item 2(c)	Citizenship or Place of Organization.

Investments is a limited liability company organized under the laws of the State of Texas. The Partnership is a limited partnership organized under the laws of the State of Texas. Mr. Engemoen is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01

Item 2(e)	CUSIP Number.

709600 10 0

Item 3	Reporting Person.

Inapplicable.

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Item 4	Ownership.

(a) The Partnership and Investments are the beneficial owners of 2,640,355 Common Shares. Mr. Engemoen beneficially owns 2,649,730 Common Shares.

(b) Each of the Partnership and Investments are the beneficial owners of 10.2% of the outstanding Common Shares. This percentage is determined by dividing 2,640,355 by 26,004,180, the number of Common Shares issued and outstanding as of October 30, 2006, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2006 filed on November 1, 2006 with the Securities and Exchange Commission (the “Quarterly Report”) plus the 1,085,294 Common Shares issued in connection with the acquisition of the securities clearing business of Schonfeld Securities LLC. Mr. Engemoen is the beneficial owner of 10.2% of the outstanding Common Shares. This percentage is determined by dividing 2,649,730 by 26,013,555, the number of Common Shares issued and outstanding as of October 30, 2006, as reported in the Quarterly Report plus the 1,085,294 Common Shares issued in connection with the acquisition of the securities clearing business of Schonfeld Securities LLC and the 9,375 Common Shares which are issuable in connection with the exercise of his vested options.

(c) The Partnership has the sole power to vote and dispose of 2,640,355 Common Shares. Investments has the shared power to vote and dispose of 2,640,355 Common Shares. Mr. Engemoen has the sole right to dispose of the 9,375 Common Shares relating to his options that are exercisable within the next 60 days and the shared right to vote and dispose of 2,640,355 Common Shares as Manager and President of Investments.

The filing of this Schedule 13G shall not be construed as an admission that any of Investments or Mr. Engemoen is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 2,640,355 Common Shares owned by the Partnership. Pursuant to Rule 13d-4, each of Investments and Mr. Engemoen disclaims all such beneficial ownership except to the extent of their respective pecuniary interest.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

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Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Inapplicable.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 12, 2007 between Investments, the Partnership and Mr. Engemoen.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 12, 2007

ENGEMOEN FAMILY PARTNERSHIP LTD.

By:	Engemoen Investments LLC
its general partner

By:	/S/ ROGER J. ENGEMOEN

Roger J. Engemoen, Jr., President

ENGEMOEN INVESTMENTS LLC

By:	/S/ ROGER J. ENGEMOEN

Roger J. Engemoen, Jr., President

/S/ ROGER J. ENGEMOEN

Roger J. Engemoen, Jr.

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